Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via FedEx and EDGAR

May 9, 2008

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:    General Electric Company
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 001-00035

Dear Ms. Crane:

We are responding to your comment letter dated April 18, 2008, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the year ended December 31, 2007

Exhibit 13, Financial Section of GE’s 2007 Annual Report to Shareowners

Management’s Discussion and Analysis, page 42

Overview of Our Earnings from 2005 through 2007, page 42

1.
We note on page 43 that your Industrial segment launched a comprehensive, multi-year restructuring plan during 2007.  If material, revise future filings to provide each major type of cost associated with your restructuring plan and the related disclosures required or tell us why such disclosure is not required.  Refer to paragraph 20 of SFAS 146.

Response
We acknowledge the Staff’s comment.  In future filings, when material, we will expand our disclosure to include descriptions of each major type of cost  (such as one-time termination benefits and contract termination costs) associated with our restructuring plan and the appropriate disclosure under paragraph 20 of SFAS 146.  We note that, in addition to the actions taken in 2007, further Industrial segment workforce and manufacturing capacity reductions may result from our multi-year restructuring plan. To date, the SFAS 146-related expenses under these plans have not been material.

Financial Resources and Liquidity, page 54

2.
It appears from your disclosure on page 54 of your Annual Report to Shareowners and related disclosures that a significant portion of GE Money’s “U.S. installment and revolving credit” receivables relate to those receivable from subprime borrowers.  We also note your disclosure on page 54 regarding the effect of the deteriorating credit environment in the United States.  In future filings, as applicable, please expand your discussion of known trends and uncertainties to analyze whether such trends will have a material impact on your liquidity or results of operations. For example, describe and analyze how current and anticipated delinquency rates and the deteriorating credit environment will affect the revenues you generate from the financing receivables and other assets in your portfolio.  In this regard, we note that management indicated during its fourth quarter earnings conference call on January 18, 2008 that it expects a decrease in GE Money segment profit and increase in loss allowance related to financing receivables from the United States.

Response
We acknowledge the Staff’s comment. In future filings, as applicable, we will expand our disclosure about the material effect of anticipated delinquency rates and the deteriorating consumer credit environment on our liquidity or results of operations.

Financial Statements

Summary of Significant Accounting Policies, page 69

Sales of goods and services, page 70

3.	We note your disclosure about customer acceptance, which states, “if customer acceptance of goods is not assured, we record sales only upon formal customer acceptance.” Please address the following:

•
Explain your client acceptance process and the documents that record the acceptance by the customer.  Explain when these are obtained and how they impact your revenue recognition.  In the absence of the formal customer acceptance, explain to us how you assure the customer acceptance.

•
Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, “the delivery criterion would generally be satisfied…unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions.”

•	Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.

•	Please revise your disclosure to clarify, in future filings.

Response

The Company advises the Staff that it applies the Staff’s guidance for evaluating the appropriateness of revenue recognition when arrangements include customer acceptance provisions.  Our product sales with customer acceptance provisions principally use standard contract terms that include “general rights of return”, or “seller-specified” customer acceptance provisions.  As such, we apply Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists to arrangements with general return rights where future returns must be reasonably estimable for revenue to be recognized prior to expiration of the return rights.  We only recognize revenue for products sold with “seller-specified” acceptance provisions when we have demonstrated that the delivered product meets the seller’s specifications.  In response to the Staff’s comment, we will revise our disclosure in future filings to clarify the following:

•	if a sales agreement includes general return rights, revenue is deferred until the return rights lapse unless future returns can be reasonably estimated, and
•	if a sales agreement includes acceptance provisions, revenue is deferred until formal acceptance occurs or we can reliably demonstrate that all specified performance conditions are met.

4.	We note the disclosure related to the sale of goods from your Infrastructure and Healthcare segments on page 70. Please address the following:

•
Describe to us the undelivered performance obligations usually associated with the sale of these products.  Clarify whether you defer revenue until all of multiple components are delivered when the fair value of undelivered component cannot be determined satisfactorily.  Otherwise, please explain what is meant by the disclosure that you defer sales recognition until it is delivered and why your accounting is in accordance with U.S. GAAP.  Revise your disclosure in future filings to clarify.

•	Tell us how the undelivered performance obligations relate to the products as a whole.

•
Explain to us, in greater detail, what inconsequential or perfunctory performance obligations you have after you deliver your products or services.  Discuss your conclusion as to why you consider the obligations to be inconsequential and perfunctory.

•	Refer to SAB Topic 13 A 3c in your response.

Response
We acknowledge the Staff’s comments, and in future filings will clarify that, in accordance with FASB Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, we defer revenue until all multiple components are delivered if the fair value of an undelivered component cannot be satisfactorily determined. GE’s arrangements usually involve future service deliverables such as installation, or training, or the future delivery of ancillary equipment.

Certain of our sales of products or services in the Infrastructure and Healthcare businesses involve inconsequential or perfunctory performance obligations, predominantly non-essential installation or training.  We consider these obligations to be inconsequential or perfunctory as their fair value is insignificant relative to the related revenue; we have a demonstrated history of completing the remaining tasks in a timely manner; the work can be performed by the customers or other contractors; and in the event that we were to fail to complete the installation or other remaining obligations under the sales contract, we do not have a refund obligation.

In responding to the Staff’s letter, we determined that with respect to one product line in the Clinical Systems unit of our Healthcare businesses, certain contracts, beginning in the third quarter of 2007, provided for a limited right of refund with respect to small portion of the purchase price related to installation. This affects less than $2 million in reported revenue. Although installation was considered inconsequential and perfunctory by the business, we have determined that this contract change technically required deferral of recognition of that portion of the purchase price and have revised our accounting accordingly beginning in the second quarter.

Note 2. Discontinued Operations, page 74

WMC, page 74

5.
We note that you completed the sale of your U.S. mortgage business for $117 million in cash and retained certain contractual obligations and potential liabilities related to previously sold loans.  Please describe to us the nature of the contractual obligations and potential liabilities related to the previously sold loans in greater detail including the amount of the contractual obligations and the potential liabilities.  Also explain how you valued and accounted for these contractual obligations and the potential liabilities, citing applicable U.S. GAAP.  In this regard, please tell us who purchased your U.S. mortgage business.

Response
Our U.S. mortgage business was sold to a subsidiary of a major investment bank via an asset purchase agreement, which includes a provision precluding public statements about the identity of the buyer.  WMC retained certain obligations related to loans sold prior to the disposal of the business, including WMC’s contractual obligations to repurchase previously sold loans as to which there was an early payment default or with respect to which certain contractual  representations and warranties were not met.  As of December 31, 2007, WMC’s recorded reserves were $263 million for existing and projected mortgage repurchase requests.  We continue to evaluate the carrying amount under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, based upon our best estimate of losses.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY

/s/ Jamie S. Miller
Jamie S. Miller
Vice President – Controller

cc:   J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel;
Chairman, Disclosure Committee
F. Casal, Partner, KPMG LLP